[CorVel Corporation Letterhead]
April 9, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Kei Nakada and Mr. Mark Brunhofer
Re:	CorVel Corporation Form 10-K for the fiscal year ended March 31, 2009 Definitive Proxy Statement filed July 6, 2009 File No. 000-19291
Ladies and Gentlemen:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated April 5, 2010 (the “SEC Comment Letter”) regarding our supplemental response dated March 5, 2010 and the above-referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (“Form 10-K”) and Definitive Proxy Statement filed July 6, 2009 (“Proxy”) of CorVel Corporation, a Delaware corporation (the “Company”). The responses set forth below contain each of the Staff’s comments in total highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Capitalized terms not otherwise defined herein have the meaning given to them in the Form 10-K and Proxy, as applicable.
Definitive Proxy Statement
Staff Comment
     Compensation components and process, page 11
     1. We note your response to comment 4. Please confirm that, as applicable, the clarification in your 2010 proxy statement will identify the data providers, and if a market survey was utilized, the survey will be identified.
Company Response
     The Company confirms that, as applicable, the clarification in its 2010 proxy statement will identify the providers of the generic data, and if a market survey was utilized by the Company, the survey will be identified.
* * *

Securities and Exchange Commission
April 9, 2010

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Sharon O’Connor at the Company at (949) 851-1473 if you have any questions with respect to this letter.
     Thank you very much for your assistance in this matter.

Very truly yours,
CORVEL CORPORATION

/s/ DANIEL J. STARCK
Daniel J. Starck

cc: Sharon O’Connor